Exhibit 99.1

Tuniu Discloses Cash Dividend to Holders of ADSs

NANJING, China, April 23, 2026 - Tuniu Corporation (NASDAQ: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today disclosed that the cash dividend of US$1.197 per American depositary shares (“ADSs”) will be paid to holders of ADSs of record as of the close of business on May 4, 2026, U.S. Eastern Time, based on the current ratio of its ADSs to its Class A ordinary shares, pursuant to the cash dividend totaling approximately US$13 million as the previously declared by the Company on March 20, 2026.

The Company changed the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio Change”) from the previous ratio of one (1) ADS representing three (3) Class A ordinary shares to current ratio of one (1) ADS representing thirty (30) Class A ordinary shares, effective April 22, 2026.

In light of the ADS Ratio Change, the dividend amount on a per ADS basis was not disclosed in the previous announcement and would be disclosed separately after the ADS Ratio Change took effect. The dividend to holders of ADSs will be US$1.197 per ADS and is expected to be paid on or about May 20, 2026 through the depositary bank, subject to the terms of the deposit agreement. Dividend payment to holders of ordinary shares remains the same as previously announced.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com